
03020266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden hours per response. . . 0.10

FORM SE


MAY 20 2003

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

8-K FOR 5/21/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-101500
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)


PROCESSED
MAY 22 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

(Title)

Exhibit No. 99

Banc of America

Deal Summary Report

boaa0304bbv5

		Assumptions			Collateral					
Settlement	30-May-2003	Prepay	100	PPC		Balance	WAC	WAM	WAL	Dur
1st Pay Date	25-Jun-2003	Default	0	CDR						
		Recovery	0	months	Grp 1	$290,000,000.00	6.13536896	358	4.945	
		Severity		0%	Grp 2	$275,000,000.00	5.76253056	178	3.968	

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
PO1	704,325.10	0.00000000	06/03 - 03/33	4.916		0.000	0	Interp			0.00	0.000	01-May-03	XRS_PO
WAC_IO1	259,773,409.55	0.44009811	06/03 - 03/33	4.949		0.000	0	Interp			92.10	0.000	01-May-03	NTL_IO
1NAS	29,000,000.00	5.50000000	06/08 - 03/33	11.057	7.939	0.000	0	Interp		23858.63	128.49	0.000	01-May-03	FIX
1A2	186,192,500.00	5.00000000	06/03 - 10/17	3.650		0.000	0	Interp			749.94	0.000	01-May-03	FIX
1A3	37,238,500.00	1.81438000	06/03 - 10/17	3.650		0.000	0	Interp			9.38	0.000	25-May-03	FLT
1A4	37,238,500.00	6.18562000	06/03 - 10/17	3.650		0.000	0	Interp			31.99	0.000	25-May-03	INV_IO
1A1	20,000,000.00	5.50000000	06/03 - 10/17	3.650		0.000	0	Interp			88.61	0.000	01-May-03	FIX
1A5	2,364,674.90	5.50000000	11/17 - 03/33	18.224		0.000	0	Interp			10.48	0.000	01-May-03	FIX
1SUB	14,500,000.00	5.50000000	06/03 - 03/33	10.325		0.000	0	Interp			64.24	0.000	01-May-03	FIX
PO2	707,813.16	0.00000000	06/03 - 03/18	3.936		0.000	0	Interp			0.00	0.000	01-May-03	XRS_PO
WAC_IO2	247,178,770.38	0.57952983	06/03 - 03/18	3.971		0.000	0	Interp			115.39	0.000	01-May-03	NTL_IO
2A2	83,997,558.00	1.81438000	06/03 - 03/18	3.899		0.000	0	Interp			21.17	0.000	25-May-03	FLT
2A3	50,398,535.00	10.30936664	06/03 - 03/18	3.899		0.000	0	Interp			72.16	0.000	25-May-03	INV
2A1	134,396,093.84	5.00000000	06/03 - 03/18	3.899		0.000	0	Interp			541.32	0.000	01-May-03	FIX
2SUB	5,500,000.00	5.00000000	06/03 - 03/18	7.321		0.000	0	Interp			22.15	0.000	01-May-03	FIX

Yield Curve

Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boaa0304bbv5 – 1A1

Banc of America

Balance	$20,000,000.00	Delay	24	WAC(1)	6.135368957
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.88086896
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	25 PPC	50 PPC	100 PPC	150 PPC	200 PPC
	Yield	Yield	Yield	Yield	Yield
101-16	5.309	5.210	4.963	4.687	4.433
101-20	5.293	5.187	4.924	4.629	4.358
101-24	5.276	5.163	4.884	4.572	4.284
101-28	5.259	5.140	4.845	4.514	4.210
102-00	5.243	5.117	4.806	4.457	4.136
102-04	5.226	5.094	4.767	4.400	4.062
102-08	**5.209**	**5.071**	**4.728**	**4.343**	**3.988**
102-12	5.193	5.048	4.689	4.286	3.915
102-16	5.176	5.025	4.650	4.229	3.842
102-20	5.160	5.003	4.611	4.172	3.768
102-24	5.144	4.980	4.572	4.115	3.695
102-28	5.127	4.957	4.534	4.059	3.622
103-00	5.111	4.934	4.495	4.002	3.550
WAL	**11.034**	**7.117**	**3.650**	**2.352**	**1.780**
Mod Durn	**7.365**	**5.303**	**3.121**	**2.134**	**1.654**
Mod Convexity	**0.962**	**0.525**	**0.177**	**0.077**	**0.047**
Principal Window	**Jun03 - Oct30**	**Jun03 - Dec26**	**Jun03 - Oct17**	**Jun03 - Oct09**	**Jun03 - Oct07**
LIBOR_1MO	**1.31438**	**1.31438**	**1.31438**	**1.31438**	**1.31438**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boaa0304bbv5 – 1A2

Banc of America

Balance	$186,192,500.00	Delay	24	WAC(1)	6.135368957
Coupon	5.00000000	Dated	05/01/2003	NET(1)	5.88086896
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	25 PPC	50 PPC	100 PPC	150 PPC	200 PPC
	Yield	Yield	Yield	Yield	Yield
101-12	4.827	4.737	4.511	4.257	4.025
101-16	4.811	4.714	4.472	4.200	3.951
101-20	4.795	4.691	4.433	4.143	3.877
101-24	4.779	4.669	4.394	4.086	3.803
101-28	4.763	4.646	4.355	4.029	3.729
102-00	4.747	4.624	4.316	3.972	3.656
102-04	**4.731**	**4.601**	**4.278**	**3.916**	**3.583**
102-08	4.715	4.579	4.239	3.859	3.510
102-12	4.699	4.556	4.201	3.803	3.437
102-16	4.683	4.534	4.163	3.746	3.364
102-20	4.667	4.512	4.125	3.690	3.291
102-24	4.651	4.490	4.086	3.634	3.219
102-28	4.635	4.467	4.048	3.578	3.146
WAL	**11.034**	**7.117**	**3.650**	**2.352**	**1.780**
Mod Durn	**7.611**	**5.435**	**3.165**	**2.153**	**1.666**
Mod Convexity	**1.017**	**0.548**	**0.181**	**0.078**	**0.047**
Principal Window	**Jun03 - Oct30**	**Jun03 - Dec26**	**Jun03 - Oct17**	**Jun03 - Oct09**	**Jun03 - Oct07**
LIBOR_1MO	**1.31438**	**1.31438**	**1.31438**	**1.31438**	**1.31438**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boaa0304bbv5 – 2A1

Banc of America

Balance	$134,396,093.84	Delay	24	WAC(2)	5.762530565
Coupon	5.00000000	Dated	05/01/2003	NET(2)	5.50803056
Settle	05/30/2003	First Payment	06/25/2003	WAM(2)	178

Price	25 PPC	50 PPC	100 PPC	150 PPC	200 PPC
	Yield	Yield	Yield	Yield	Yield
101-24	4.669	4.595	4.429	4.239	4.031
101-28	4.646	4.569	4.392	4.192	3.971
102-00	4.624	4.542	4.355	4.144	3.911
102-04	4.601	4.515	4.319	4.096	3.851
102-08	4.579	4.488	4.282	4.049	3.792
102-12	4.557	4.462	4.246	4.002	3.732
102-16	**4.534**	**4.435**	**4.210**	**3.954**	**3.673**
102-20	4.512	4.408	4.174	3.907	3.614
102-24	4.490	4.382	4.138	3.860	3.555
102-28	4.467	4.355	4.101	3.813	3.496
103-00	4.445	4.329	4.066	3.767	3.437
103-04	4.423	4.303	4.030	3.720	3.379
103-08	4.401	4.276	3.994	3.673	3.320
WAL	**6.822**	**5.574**	**3.899**	**2.886**	**2.237**
Mod Durn	**5.433**	**4.567**	**3.353**	**2.575**	**2.050**
Mod Convexity	**0.472**	**0.355**	**0.207**	**0.126**	**0.080**
Principal Window	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**
LIBOR_1MO	**1.31438**	**1.31438**	**1.31438**	**1.31438**	**1.31438**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boaa0304bbv5 – 1NAS

Banc of America

Balance	$29,000,000.00	Delay	24	WAC(1)	6.135368957
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.88086896
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	25 PPC	50 PPC	100 PPC	150 PPC	200 PPC
	Yield	Yield	Yield	Yield	Yield
102-20	5.277	5.243	5.190	5.125	4.955
102-24	5.265	5.230	5.174	5.108	4.930
102-28	5.253	5.217	5.159	5.090	4.906
103-00	5.241	5.204	5.144	5.072	4.881
103-04	5.230	5.191	5.128	5.054	4.856
103-08	5.218	5.178	5.113	5.036	4.831
103-12	**5.207**	**5.165**	**5.098**	**5.018**	**4.806**
103-16	5.195	5.152	5.083	5.001	4.782
103-20	5.183	5.139	5.068	4.983	4.757
103-24	5.172	5.126	5.053	4.965	4.732
103-28	5.160	5.113	5.038	4.947	4.708
104-00	5.149	5.100	5.023	4.930	4.683
104-04	5.137	5.087	5.008	4.912	4.659
WAL	**16.718**	**14.027**	**11.057**	**8.831**	**5.817**
Mod Durn	**10.376**	**9.281**	**7.944**	**6.774**	**4.870**
Mod Convexity	**1.584**	**1.243**	**0.869**	**0.603**	**0.294**
Principal Window	**Jun08 - Mar33**	**Jun08 - Mar33**	**Jun08 - Mar33**	**Jun08 - Mar33**	**Dec07 - Mar33**
LIBOR_1MO	**1.31438**	**1.31438**	**1.31438**	**1.31438**	**1.31438**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.